UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT

UNDER SECTION 14(d)(1) OR SECTION 13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 3)

THE GYMBOREE CORPORATION

(Names of Subject Company)

GIRAFFE ACQUISITION CORPORATION

(Name of Filing Persons (Offeror))

a wholly owned direct subsidiary of

GIRAFFE HOLDING, INC.

(Name of Filing Persons (Parent of Offeror and Co-Offeror))

BAIN CAPITAL FUND X, L.P.

(Names of Filing Persons (Other Person and Co-Offeror))

COMMON STOCK, $0.001 PAR VALUE PER SHARE

(Title of Class of Securities)

403777105

(CUSIP Number of Class of Securities)

Giraffe Holding, Inc.

Giraffe Acquisition Corporation

c/o Bain Capital Partners, LLC

111 Huntington Avenue

Boston, MA 02199

Attention: Jordan Hitch

(617) 516-2000

(Name, address and telephone number of person authorized

to receive notices and communications on behalf of filing persons)

with copies to:

R. Newcomb Stillwell, Esq.

Jonathan Grandon, Esq.

Ropes & Gray LLP

800 Boylston Street

Boston, Massachusetts 02199

Phone: (617) 951-7000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$1,830,219,981	$130,494.68
*	Calculated solely for purposes of determining the filing fee. The transaction valuation was calculated by multiplying the offer price of $65.40 per share of common stock of The Gymboree Corporation, par value $0.001 per share, (“Shares”) by 27,985,015 Shares, which is the sum of (i) 27,374,059 Shares issued outstanding (including 956,540 restricted shares) and (ii) 610,956 Shares authorized and reserved for issuance (including Options to purchase 235,983 Shares and outstanding restricted stock units with respect to 374,973 Shares).
**	The filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #4 for fiscal year 2010, issued December 17, 2009, is calculated by multiplying the Transaction Valuation by .0000713.
☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $130,494.68	Filing Party: Giraffe Holding, Inc.
Form or Registration No.: Schedule TO	Date Filed: October 25, 2010

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☑	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

This Amendment No. 3 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on October 25, 2010 (which, together with this Amendment, Amendment No. 1, filed November 8, 2010, Amendment No. 2, filed November 12, 2010 and any subsequent amendments and supplements thereto, collectively constitute this “Schedule TO”). This Schedule TO relates to the tender offer by Giraffe Acquisition Corporation, a Delaware corporation (“Purchaser”) and a wholly owned indirect subsidiary of Giraffe Holding, Inc., a Delaware corporation (“Parent”), which is controlled by Bain Capital Fund X, L.P., a Cayman Islands exempted limited partnership (“Bain Capital”), together with Parent and Bain Capital, each as co-bidders hereunder, for all of the outstanding shares of common stock, per value $0.001 per share (“Shares”), of The Gymboree Corporation, a Delaware corporation (“Gymboree”), at a price of $65.40 per share, net to the seller in cash, without interest thereon and less any applicable withholding taxes, upon the terms and conditions set forth in the offer to purchase dated October 25, 2010, attached hereto as Exhibit (a)(1)(A) (which, together with the Supplement No. 1 to the Offer to Purchase, dated November 8, 2010, attached hereto as Exhibit (a)(1)(H) and any subsequent amendments and supplements thereto, collectively constitute the “Offer to Purchase”), and in the related letter of transmittal (the “Letter of Transmittal”), a copy of which is attached as Exhibit (a)(1)(B), which, as each may be amended or supplemented from time to time, collectively constitute the “Offer.” Capitalized terms used but not defined in this Amendment have the meanings ascribed to them in the Offer to Purchase.

All the information set forth in the Offer to Purchase is incorporated by reference herein in response to Items 1 through 9 and Item 11 of this Schedule TO, and is supplemented by the information specifically provided in this Schedule TO.

Items 1, 4 and 11.             Summary Term Sheet; Terms of the Transaction; and Additional Information

Items 1, 4 and 11 of this Schedule TO are hereby amended and supplemented by adding the following text thereto:

“The Offer and withdrawal rights expired at 11:59 P.M., New York City time, on November 22, 2010. The Depositary has advised us that 21,566,182 Shares were validly tendered and not validly withdrawn. Purchaser has accepted for payment and paid for all Shares that were validly tendered and not validly withdrawn. Purchaser also exercised its Top-Up Option, pursuant to which Gymboree issued Shares to Purchaser, at a price per Share equal to the Offer Price, in an amount sufficient to ensure that Purchaser and Parent could effect a “short form” merger under applicable Delaware Law.

As a result of the purchase of Shares in the Offer and the issuance of Shares pursuant to the Top-Up Option, Purchaser and Parent had sufficient voting power to approve the Merger without the affirmative vote of any other stockholder of Gymboree. Accordingly, Purchaser and Parent have effected a “short form” merger in which Purchaser merged with and into Gymboree, with Gymboree surviving the Merger and continuing as an indirect wholly owned subsidiary of Parent. In the Merger, each Share issued and outstanding immediately prior to the effective time of the Merger and not previously purchased in the Offer, other than Shares held by Gymboree as treasury stock, held by a wholly owned subsidiary of Gymboree or held by Parent or Purchaser immediately prior to the effective time of the Merger, was automatically converted, subject to appraisal rights under Delaware law, into the right to receive the Offer Price in cash, without interest and less any applicable withholding taxes. All Shares converted into the right to receive the Offer Price have been canceled and cease to exist. November 22, 2010 was the last day Shares traded through Nasdaq.

On November 23, 2010, Bain Capital and Gymboree issued a joint press release announcing the expiration and results of the Offer and the completion of the Merger. The full text of the press release is attached hereto as Exhibit (a)(1)(I) and is incorporated herein by reference.”

Item 12.             Exhibits.

Item 12 of this Schedule TO is hereby amended and supplemented by adding the following exhibit thereto:

Exhibit No.	Description
(a)(1)(I)	Joint Press Release issued by Bain Capital Partners, LLC and The Gymboree Corporation on November 23, 2010.

SIGNATURES

After due inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: November 23, 2010

GIRAFFE ACQUISITION CORPORATION
By:	/s/ Jordan Hitch

Name:	Jordan Hitch
Title:	Vice President and Secretary

GIRAFFE HOLDING, INC.
By:	/s/ Jordan Hitch

Name:	Jordan Hitch
Title:	Vice President and Secretary

BAIN CAPITAL FUND X, L.P.

BY: BAIN CAPITAL PARTNERS X, L.P. ITS GENERAL PARTNER

BY: BAIN CAPITAL INVESTORS, LLC ITS GENERAL PARTNER

By:	/s/ Jordan Hitch

Name:	Jordan Hitch
Title:	A Duly Authorized Representative

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase, dated October 25, 2010.*

(a)(1)(B)	Letter of Transmittal.*

(a)(1)(C)	Letter from the Information Agent to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(D)	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(E)	Joint Press Release issued by Giraffe Holding, Inc., Giraffe Acquisition Corporation and The Gymboree Corporation on October 11, 2010 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by The Gymboree Corporation with the Securities and Exchange Commission on October 12, 2010) .*

(a)(1)(F)	Summary Advertisement as published in the Wall Street Journal on October 25, 2010.*

(a)(1)(G)	Joint Press Release issued by Bain Capital Partners, LLC and The Gymboree Corporation on October 25, 2010.*

(a)(1)(H)	Supplement No. 1 to Offer to Purchase, dated November 8, 2010.**

(a)(1)(I)	Joint Press Release issued by Bain Capital Partners, LLC and The Gymboree Corporation on November 23, 2010.

(a)(5)(A)	Complaint filed by Scott Halliday, on behalf of himself and all other similarly situated, on October 12, 2010, in the Superior Court of the State of California, County of San Francisco.*

(a)(5)(B)	Complaint filed by Daniel Himmel, on behalf of himself and all other similarly situated, on October 12, 2010, in the Superior Court of the State of California, County of San Francisco.*

(a)(5)(C)	Complaint filed by Gregory Harris, on behalf of himself and all other similarly situated, on October 18, 2010, in the Superior Court of the State of California, County of San Francisco.*

(b)(1)	Amended and Restated Debt Commitment Letter, dated as of October 22, 2010, from Credit Suisse Securities (USA) LLC, Credit Suisse AG, Morgan Stanley Senior Funding, Inc., Morgan Stanley & Co. Incorporated, Banc of America Securities LLC and Bank of America, N.A.*

(b)(2)	Equity Commitment Letter, dated as of October 11, 2010, from Bain Capital Fund X,, L.P. to Giraffe Holding, Inc.*

(b)(3)	Limited Guaranty, dated as of October 11, 2010, delivered by Bain Capital Fund X, L.P. in favor of The Gymboree Corporation.*

(d)(1)	Agreement and Plan of Merger, dated as of October 11, 2010, by and among Giraffe Holding, Inc., Giraffe Acquisition Corporation and The Gymboree Corporation (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by The Gymboree Corporation with the Securities and Exchange Commission on October 12, 2010) .*

(d)(2)	Confidentiality Agreement, dated August 9, 2010, between Bain Capital Partners, LLC and The Gymboree Corporation.*

(d)(3)	Amendment to Confidentiality Agreement, dated as of September 13, 2010, between The Gymboree Corporation and Bain Capital Partners, LLC.*

(g)	None

(h)	None

*	Previously filed with the Tender Offer Statement on Schedule TO filed on October 25, 2010.
**	Previously filed with Amendment No. 1 to the Tender Offer Statement on Schedule TO filed on November 8, 2010.